UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Trinity Capital Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

n/a

(CUSIP Number)

Heather Boone, General Counsel
Los Alamos National Bank
1200 Trinity Drive
Los Alamos, New Mexico 87544
505.662.1026

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. n/a

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cowan Revocable Trust u/a Dated April 20, 1992

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (Personal Funds)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 848,648

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 848,648

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 848,648

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) George A. Cowan as Co-Trustee of the Cowan Revocable Trust u/a Dated April 20, 1992

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (Personal Funds)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 848,648

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 848,648

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 848,648

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Helen D. Cowan as Co-Trustee of the Cowan Revocable Trust u/a Dated April 20, 1992

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (Personal Funds)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 848,648

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 848,648

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 848,648

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%

14.	Type of Reporting Person (See Instructions) IN

This Schedule 13(d) is being filed by the Reporting Persons to report their beneficial ownership in the issuer.  This filing is not the result of any specific acquisition of securities and is being filed as a result of the issuer becoming subject to the reporting requirements of the Exchange Act of 1934, as amended.

Item 1.	Security and Issuer
Common stock issued by Trinity Capital Corporation with its principal executive offices located at 1200 Trinity Drive, Post Office Box 60, Los Alamos, New Mexico 87544.

Item 2.	Identity and Background
(a) This statement is being filed by a group consisting of the following:
	i.	Cowan Revocable Trust u/a Dated April 20, 1992 (“Trust”);
	ii.	George A. Cowan, an individual as co-trustee of the Trust (“Mr. Cowan”); and
	iii.	Helen D. Cowan, an individual, as co-trustee of the Trust (“Mrs. Cowan”).
The Trust, Mr. Cowan and Mrs. Cowan are collectively referred to as the “Reporting Persons”.
(b) The principal business address of the Trust is: 721-A 42nd Street, Los Alamos, New Mexico 87544.
(c) Mr. Cowan is a retired scientist and a director of the Issuer and a private investor.
Mrs. Cowan is a private investor.
(d) None
(e) None
(f) Mr. Cowan and Mrs. Cowan are citizens of the United States. The Trust was formed in the United States.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable

Item 4.	Purpose of Transaction

The shares are held for investment purposes. The Reporting Persons may from time to time acquire additional shares of Common Stock of the Issuer.  Mr. Cowan is currently a director of the Issuer and its subsidiary bank, and acts on plans and proposals in the ordinary course of business which are incidental to holding those positions.  Except as described herein, the Reporting Persons currently have no other present plan or proposal which relates to or would result in:

(a) The acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a) Amount of Securities Beneficially Owned: 848,648 shares Percentage of Outstanding Shares Beneficially Owned: 12.7%
(b) Voting and investment power is shared by George A. Cowan and Helen D. Cowan as Co-Trustees of the Cowan Revocable Trust.
(c) No transactions occurred involving the securities in the last 60 days.
(d) None
(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004
Date

/s/ George A. Cowan
George A. Cowan,
Co-Trustee Cowan Revocable Trust

February 13, 2004
Date

/s/ Helen D. Cowan
Helen D. Cowan

February 13, 2004
Date

/s/ George A. Cowan
George A. Cowan